MAS Acquisition XXIV Corp.
                           1710 E. Division St.
                           Evansville, IN 47711

May 2, 2000


United States Securities and Exchange Commission
Washington, DC 20549

Re: Withdrawal of Registration Statement on Form SB-2
    File No. 333-35064

Dear Sir or Madam:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that its Registration Statement on Form SB-2 be withdrawn from registration immediately due to deficiencies in the Registration Statement.

Sincerely,

/s/ Aaron Tsai
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Aaron Tsai
President